UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ACA Capital Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

000802698

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BSMB/ACA LLC (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,113,983 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 10,113,983 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,113,983 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 27.7%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

(2)  The reported securities are directly owned by BSMB/ACA LLC. This report is also being filed by John D. Howard, a senior managing director of Bear, Stearns & Co. Inc., a subsidiary of The Bear Stearns Companies Inc. Through his ownership of JDH Management LLC (“JDH”), Mr. Howard exercises investment discretion over the reported securities held by the several investment limited partnerships controlled by Bear Stearns Merchant Capital II, L.P. (collectively, “BSMBP II”) and BSMB/ACA LLC.  JDH is the manager of Bear Stearns Merchant Manager II, LLC, which is the manager of BSMB/ACA LLC.  The Bear Stearns Companies Inc. is the managing member of Bear Stearns Merchant GP II, LLC, which is the general partner of Bear Stearns Merchant Capital II, L.P., the general partner of each of the several investment partnerships that comprise BSMBP II.  Mr. Howard and The Bear Stearns Companies Inc. share investment and voting power with respect to shares owned by BSMBP II and BSMB/ACA LLC.   The number of shares reported is also reflected on the cover page for John D. Howard.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John D. Howard (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,113,983 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 10,113,983 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,113,983 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 27.7%

12.	Type of Reporting Person (See Instructions) IN

(1)  The reported securities are directly owned by BSMB/ACA LLC, which is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which BSMB/ACA LLC has agreed to vote for directors nominated by certain stockholders.

(2)  John D. Howard is a senior managing director of Bear, Stearns & Co. Inc., a subsidiary of The Bear Stearns Companies Inc. Through his ownership of JDH Management LLC (“JDH”), Mr. Howard exercises investment discretion over the reported securities held by the several investment limited partnerships controlled by Bear Stearns Merchant Capital II, L.P. (collectively, “BSMBP II”) and BSMB/ACA LLC.  JDH is the manager of Bear Stearns Merchant Manager II, LLC, which is the manager of BSMB/ACA LLC.  The Bear Stearns Companies Inc. is the managing member of Bear Stearns Merchant GP II, LLC, which is the general partner of Bear Stearns Merchant Capital II, L.P., the general partner of each of the several investment partnerships that comprise BSMBP II.  Mr. Howard and The Bear Stearns Companies Inc. share investment and voting power with respect to shares owned by BSMBP II and BSMB/ACA LLC.  The number of shares reported is also reflected on the cover page for BSMB/ACA LLC.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SF Holding Corp. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,856,320 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,856,320 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,856,320 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) CO

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

(2)  Warren A. Stephens and W.R. Stephens, Jr. are Co-Chairmen of SF Holding Corp.  The number of shares reported is also reflected on the cover pages for Warren A. Stephens and W.R. Stephens, Jr.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warren A. Stephens (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,856,320 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,856,320 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,856,320 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) IN

(1)  The reported securities are directly owned by SF Holding Corp, which is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which SF Holding Corp. has agreed to vote for directors nominated by certain stockholders.

(2)  Warren A. Stephens and W.R. Stephens, Jr. are Co-Chairmen of SF Holding Corp.  The number of shares reported is also reflected on the cover pages for SF Holding Corp. and W.R. Stephens, Jr.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) W.R. Stephens, Jr. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,856,320 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,856,320 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,856,320 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) IN

(1)  The reported securities are directly owned by SF Holding Corp, which is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which SF Holding Corp. has agreed to vote for directors nominated by certain stockholders.

(2)  Warren A. Stephens and W.R. Stephens, Jr. are Co-Chairmen of SF Holding Corp.  The number of shares reported is also reflected on the cover pages for SF Holding Corp. and Warren A. Stephens.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chestnut Hill ACA, LLC (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,011,851

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,011,851

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,851

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Insurance Partners, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 923,233 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 923,233 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 923,233 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) PN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

(2)  The number of shares reported also includes 11,464 shares owned by, and reflected on the cover page for, IP/MCLP, L.L.C.  Insurance Partners, L.P. is a managing member of IP/MCLP, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Insurance GenPar MGP, L.P.(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 923,233 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 923,233 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 923,233 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) PN

(1)  Insurance Partners, L.P. is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Insurance Partners, L.P. has agreed to vote for directors nominated by certain stockholders.

(2)  The reported securities are directly owned by Insurance Partners, L.P.   Insurance GenPar, L.P. is the general partner of Insurance Partners, L.P.  Insurance GenPar MGP, L.P. is the general partner of Insurance GenPar, L.P.  Insurance GenPar MGP, Inc. is the general partner of Insurance GenPar MGP, L.P.  The number of shares reported also includes 11,464 shares owned by, and reflected on the cover page for, IP/MCLP, L.L.C.  Insurance Partners, L.P. is a managing member of IP/MCLP, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Insurance GenPar MGP, Inc. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 923,233 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 923,233 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 923,233 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) CO

(1)  Insurance Partners, L.P. is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Insurance Partners, L.P. has agreed to vote for directors nominated by certain stockholders.

(2)  The reported securities are directly owned by Insurance Partners, L.P.  Insurance GenPar, L.P. is the general partner of Insurance Partners, L.P.  Insurance GenPar MGP, L.P. is the general partner of Insurance GenPar, L.P. Insurance GenPar MGP, Inc. is the general partner of Insurance GenPar MGP, L.P.  The number of shares reported also includes 11,464 shares owned by, and reflected on the cover page for, IP/MCLP, L.L.C.  Insurance Partners, L.P. is a managing member of IP/MCLP, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Insurance GenPar, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 923,233 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 923,233 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 923,233 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) PN

(1)  Insurance Partners, L.P. is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Insurance Partners, L.P. has agreed to vote for directors nominated by certain stockholders.

(2)  The reported securities are directly owned by Insurance Partners, L.P.  Insurance GenPar, L.P. is the general partner of Insurance Partners, L.P.  Insurance GenPar MGP, L.P. is the general partner of Insurance GenPar, L.P. Insurance GenPar MGP, Inc. is the general partner of Insurance GenPar MGP, L.P.  The number of shares reported also includes 11,464 shares owned by, and reflected on the cover page for, IP/MCLP, L.L.C.  Insurance Partners, L.P. is a managing member of IP/MCLP, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Insurance Partners Offshore (Bermuda), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 513,973 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 513,973 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) PN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

(2)  The number of shares reported includes 11,464 shares owned by, and reflected on the cover page for, IP/MCLP, L.L.C.  Insurance Partners Offshore (Bermuda), L.P., is a managing member of IP/MCLP, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Insurance GenPar (Bermuda), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 513,973 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 513,973 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) PN

(1)  Insurance Partners Offshore (Bermuda), L.P. is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which Insurance Partners Offshore (Bermuda), L.P. has agreed to vote for directors nominated by certain stockholders.

(2)  The reported securities are directly owned by Insurance Partners Offshore (Bermuda), L.P.  Insurance GenPar (Bermuda), L.P. is the general partner of Insurance Partners Offshore (Bermuda), L.P.  Insurance GenPar (Bermuda) MGP, L.P. is the general partner of Insurance GenPar (Bermuda), L.P.  Insurance GenPar (Bermuda) MGP, Ltd. is the general partner of Insurance GenPar (Bermuda) MGP, L.P.  The number of shares reported also includes 11,464 shares owned by, and reflected on the cover page for, IP/MCLP, L.L.C.  Insurance Partners Offshore (Bermuda), L.P. is a managing member of IP/MCLP, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Insurance GenPar (Bermuda) MGP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 513,973 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 513,973 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) PN

(1)  Insurance Partners Offshore (Bermuda), L.P. is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which Insurance Partners Offshore (Bermuda), L.P. has agreed to vote for directors nominated by certain stockholders.

(2)  The reported securities are directly owned by Insurance Partners Offshore (Bermuda), L.P.  Insurance GenPar (Bermuda), L.P. is the general partner of Insurance Partners Offshore (Bermuda), L.P.  Insurance GenPar (Bermuda) MGP, L.P. is the general partner of Insurance GenPar (Bermuda), L.P.  Insurance GenPar (Bermuda) MGP, Ltd. is the general partner of Insurance GenPar (Bermuda) MGP, L.P.  The number of shares reported also includes 11,464 shares owned by, and reflected on the cover page for, IP/MCLP, L.L.C.  Insurance Partners Offshore (Bermuda), L.P. is a managing member of IP/MCLP, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Insurance GenPar (Bermuda) MGP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 513,973 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 513,973 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,973 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) CO

(1)  Insurance Partners Offshore (Bermuda), L.P. is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which Insurance Partners Offshore (Bermuda), L.P. has agreed to vote for directors nominated by certain stockholders.

(2)  The reported securities are directly owned by Insurance Partners Offshore (Bermuda), L.P.  Insurance GenPar (Bermuda), L.P. is the general partner of Insurance Partners Offshore (Bermuda), L.P.  Insurance GenPar (Bermuda) MGP, L.P. is the general partner of Insurance GenPar (Bermuda), L.P.  Insurance GenPar (Bermuda) MGP, Ltd. is the general partner of Insurance GenPar (Bermuda) MGP, L.P.  The number of shares reported also includes 11,464 shares owned by, and reflected on the cover page for, IP/MCLP, L.L.C.  Insurance Partners Offshore (Bermuda), L.P. is a managing member of IP/MCLP, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IP/MCLP, L.L.C. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,464

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 11,464

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,464

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Life Investors Insurance Company of America (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 740,502

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 740,502

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 740,502

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.0%

12.	Type of Reporting Person (See Instructions) IC

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Transamerica Life Insurance Company (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 740,502

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 740,502

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 740,502

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.0%

12.	Type of Reporting Person (See Instructions) IC

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FW ACA Investors, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 633,280(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 633,280(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,280(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person (See Instructions) PN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

(2)  Group III 31, L.L.C. is the general partner of FW ACA Investors, L.P.  Mr. J. Taylor Crandall is the sole member of Group III 31, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Group III 31, L.L.C. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 633,280(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 633,280(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,280(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person (See Instructions) OO

(1)  FW ACA Investors, L.P. is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

(2) Group III 31, L.L.C. is the general partner of FW ACA Investors, L.P. and Mr. J. Taylor Crandall is the sole member of Group III 31, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Taylor Crandall (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 633,280(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 633,280(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,280(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person (See Instructions) IN

(1)  FW ACA Investors, L.P. is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

(2) Group III 31, L.L.C. is the general partner of FW ACA Investors, L.P. and Mr. J. Taylor Crandall is the sole member of Group III 31, L.L.C.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maryann Aurelio (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,376

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,376

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,376

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maureen Brown (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 475

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 475

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 475

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Keith Foley (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,941

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,941

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,941

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward Gilpin (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 368,724

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 368,724

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,724

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Isack (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,753

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,753

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,753

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)             The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tyler Nelson (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,257

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 14,257

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,257

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)             The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan Roseman (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 800,641

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 800,641

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,641

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) IN

(1)             The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Smith (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,753

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,753

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,753

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)             The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Tomljanovic (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 322,713

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 322,713

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,713

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) IN

(1)             The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Laura Schwartz (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 118,011

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 118,011

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,011

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

(1)             The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Rothman (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 136,320

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 136,320

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,320

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joe Pimbley (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 136,193

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 136,193

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,193

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruben Selles (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 108,353

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 108,353

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,353

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brad Larson (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 35,080

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 35,080

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lisa Mumford (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 90,884

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 90,884

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,884

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nora Dahlman (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 63,587

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 63,587

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,587

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Doug Jacobs (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 43,341

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 43,341

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,341

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adam Willlkomm(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,444

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,444

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill Lacy (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 54,077

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 54,077

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,077

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vincent Ingato (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 28,488

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 28,488

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,488

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

Item 1.
(a)	Name of Issuer ACA Capital Holdings, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 140 Broadway New York New York 10004

Item 2.
(a)

Name of Person Filing
A number of the stockholders of the Issuer are parties to a Stockholders Agreement dated September 30, 2004, as amended from time to time (the “Stockholders Agreement”), pursuant to which the parties thereto have agreed to vote for directors nominated by certain stockholders.  As a result, the parties to the Stockholders Agreement may be deemed to be members of a “group” pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), which group may be deemed to own beneficially all the shares held by parties to the Stockholders Agreement for purposes of Section 13 of the Act.  This filing shall not be deemed an admission that any reporting person is, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or the beneficial owner of any securities in excess of the amount in which it has a pecuniary interest.  Each reporting person disclaims beneficial ownership of all reported shares except to the extent of its pecuniary interest therein, as applicable, and the inclusion of the shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares.

This statement on Schedule 13G is being filed jointly by the following reporting persons:

1) BSMB/ACA LLC, 383 Madison Avenue, 40th Floor, New York, New York 10179.

2) John D. Howard, 383 Madison Avenue, 40th Floor, New York, New York 10179.

3) SF Holding Corp., 111 Center St., Little Rock, Arkansas 72201.

4) Warren A. Stephens, 111 Center St., Little Rock, Arkansas 72201.

5) W.R. Stephens, Jr. , 111 Center St., Little Rock, Arkansas 72201.

6) Chestnut Hill ACA, LLC, C/O GCC Investments, Inc., 60 William Street, Suite 230, Wellsley, MA 02481.

7) Insurance Partners, L.P., 201 Main Street, Fort Worth, TX 76102.

8) Insurance GenPar MGP, L.P., 201 Main Street, Fort Worth, TX 76102.

9) Insurance GenPar MGP, Inc., 201 Main Street, Fort Worth, TX 76102.

10) Insurance GenPar, L.P., 201 Main Street, Fort Worth, TX 76102.

11) Insurance Partners Offshore (Bermuda), L.P., Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda.

12) Insurance GenPar (Bermuda), L.P., Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda.

13) Insurance GenPar (Bermuda) MGP, L.P., Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda.

14) Insurance GenPar (Bermuda) MGP, Ltd., Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda.

15) IP/MCLP, L.L.C., 201 Main Street, Fort Worth, TX 76102.

16) Life Investors Insurance Company of America, C/O Aegon, 400 W. Market St., Louisville, KY 40202.

17) Transamerica Life insurance Company, C/O Aegon, 400 W. Market St., Louisville, KY 40202.

18) FW ACA Investors, L.P., 201 Main Street, Suite 3100, Fort Worth, TX 76102.

19) Group III 31, L.L.C., 201 Main Street, Forth Worth, TX 76012

20) J. Taylor Crandall, 201 Main Street, Fort Worth, TX 76012

21) Maryann Aurelio, 345 South End Ave., New York, NY 10280.

22) Maureen Brown, 195 West 2nd Street North, Cowley, WY 82420.

23) Keith Foley, 345 South End Ave., New York, NY 10280.

24) Edward Gilpin, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

25) Arthur Isack, 4738 Massachusetts Ave., NW, Washington, D.C. 20016.

26) Tyler Nelson, C/O First National bank, 245 East First Street, Powell, WY 82435.

27) Alan Roseman, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

28) Robert Smith, 2281 Apache Pass Road, Somerset, CA 95684.

29) William Tomljanovic, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

30) Laura Schwartz, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

31) James Rothman, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

32) Joe Pimbley, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

33) Ruben Selles, 227 Bergen Street, Brooklyn NY 11217.

34)Brad Larson, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

35) Lisa Mumford, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

36) Nora Dahlman, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

37) Doug Jacobs, 67 Orchard Ave., Providence, RI 02906.

38) Adam Willkomm, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

39) Bill Lacy, 3211 Calle Del Montana, Sedona, AZ 86336.

40) Vincent Ingato, C/O ACA Capital Holdings, Inc., 140 Broadway, New York New York 10004.

The persons described in items (1) through (40) are referred to herein as the “Reporting Persons.”

In addition to certain of the Reporting Persons, the following are also parties to the Stockholders Agreement, but are not part of this joint filing on Schedule 13G (“Non-Joint-Filers”):

A) Third Avenue Trust, which filed a Schedule 13G, reporting 4,609,418 shares of Stock, reflecting 12.6% of the Issuer’s Stock.

B) Bankamerica Investment Corporation, whose affiliates, Bank of America Corporation and  Banc of America Strategic Investments Corporation, filed a Schedule 13D, reporting 527,324 shares of Stock, reflecting 1.4% of the Issuer’s Stock.

C) Drawbridge Special Opportunities Fund, which we believe own 963,236 shares of the Issuer, comprising 2.6% of the Issuer’s Stock.

(b)	Address of Principal Business Office or, if none, Residence The principal business office or residence addresses of each of the Reporting Persons is listed above in Item 2(a).
(c)	Citizenship The Citizenship of each of the reporting persons is as set out in Item 4 of their respective cover sheets.
(d)

Title of Class of Securities
This Statement relates to shares of the common stock of the Issuer, par value $0.10 per share, and where applicable pursuant to the Rules under the Act, options to purchase common stock (the “Stock”).

(e)	CUSIP Number 000802698

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The Reporting Persons beneficially own approximately 24,875,055 shares of Stock of the Issuer, and together with the Non-Joint-Filers, own 30,975,033 shares of Stock of the Issuer.

(b)

Percent of class:

The Reporting Persons beneficially own approximately 68.1% of the outstanding shares of Stock of the Issuer (together with the Non-Joint-Filers, 84.8%), based upon 36,523,281 shares of Stock outstanding, as reported on the issuer’s quarterly report on Form 10-Q filed on December 20, 2006.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
	(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
	(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
	(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

BSMB/ACA LLC

By:	Bear Stearns Merchant Manager II, LLC
Its:	Manager

By:	JDH Management LLC
Its:	Manager

/s/ John D. Howard
Name:	John D. Howard
Title:	Sole Member

/s/ John D. Howard
John D. Howard

SF HOLDING CORP.

By:	/s/ Warren A. Stephens
Name:	Warren A. Stephens
Title:	Co-Chairman

/s/ Warren A. Stephens
WARREN A. STEPHENS

/s/W.R. Stephens, Jr.
W.R. STEPHENS, JR.

CHESTNUT HILL ACA, LLC

By:	/s/ Demos Kouvaris
Name:	Demos Kouvaris
Title:	Vice President

INSURANCE PARTNERS, L.P.

By:	Insurance GenPar, L.P., its general partner,
By:	Insurance GenPar MGP, L.P., its general partner,
By:	Insurance GenPar MGP, Inc., its general partner,

By:	/s/ Bradley Cooper
Name:	Bradley Cooper
Title:	Senior Vice President

INSURANCE GENPAR MGP, L.P.

By:	Insurance GenPar MGP, Inc. , its general partner,

By:	/s/ Bradley Cooper
Name:	Bradley Cooper
Title:	Senior Vice President

INSURANCE GENPAR MGP, INC.

By:	/s/ Bradley Cooper
Name:	Bradley Cooper
Title:	Senior Vice President

INSURANCE GENPAR, L.P.

By:	Insurance GenPar MGP, L.P. , its general partner,
By:	Insurance GenPar MGP, Inc. , its general partner,

By:	/s/ Bradley Cooper
Name:	Bradley Cooper
Title:	Senior Vice President

INSURANCE PARTNERS OFFSHORE
(BERMUDA), L.P.

by:	Insurance GenPar (Bermuda), L.P., its general partner
by:	Insurance GenPar (Bermuda) MGP, L.P. , its general partner
by:	Insurance GenPar (Bermuda) MGP, Ltd. , its general partner

By:	/s/ Bradley Cooper
Name:	Bradley Cooper
Title:	Senior Vice President

INSURANCE GENPAR (BERMUDA), L.P.

by:	Insurance GenPar (Bermuda) MGP, L.P. , its general partner
by:	Insurance GenPar (Bermuda) MGP, Ltd. , its general partner

By:	/s/ Bradley Cooper
Name:	Bradley Cooper
Title:	Senior Vice President

INSURANCE GENPAR (BERMUDA), MGP, L.P.

by:	Insurance GenPar (Bermuda) MGP, Ltd. , its general partner

By:	/s/ Bradley Cooper
Name:	Bradley Cooper
Title:	Senior Vice President

INSURANCE GENPAR (BERMUDA), MGP, Ltd.

By:	/s/ Bradley Cooper
Name:	Bradley Cooper
Title:	Senior Vice President

IP/MCLP, L.L.C.

By:	Insurance Partners, L.P., its managing member,
By:	Insurance GenPar, L.P., its general partner,
By:	Insurance GenPar MGP, L.P., its general partner,
By:	Insurance GenPar MGP, Inc., its general partner,

By:	/s/ Bradley Cooper
Name:	Bradley Cooper
Title:	Senior Vice President

LIFE INVESTORS INSURANCE
COMPANY OF AMERICA

By:	/s/ Michael S. Smith
Name:	Michael S. Smith
Title:	Vice President

TRANSAMERICA LIFE INSURANCE
COMPANY

By:	/s/ Michael S. Smith
Name:	Michael S. Smith
Title:	Vice President

FW ACA INVESTORS, L.P.

By:	Group III 31, L.L.C., its general partner

By:	/s/ Kevin G. Levy
Name:	Kevin G. Levy
Title:	Vice President

GROUP III 31, L.L.C.

By:	/s/ Kevin G. Levy
Name:	Kevin G. Levy
Title:	Vice President

J. TAYLOR CRANDALL

By:	/s/ Kevin G. Levy
Name:	Kevin G. Levy
Title:	Attorney-in-Fact(1)

/s/ Maryann Aurelio
MARYANN AURELIO

/s/ Maureen Brown
MAUREEN BROWN

/s/Keith Foley
KEITH FOLEY

(1) A Power of Attorney authorizing Kevin G. Levy to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

/s/ Edward Gilpin
EDWARD GILPIN

/s/ Arthur Isack
ARTHUR ISACK

/s/Tyler Nelson
TYLER NELSON

/s/ Alan Roseman
ALAN ROSEMAN

/s/ Robert Smith
ROBERT SMITH

/s/ William Tomljanovic
WILLIAM TOMLJANOVIC

/s/ Laura Schwartz
LAURA SCHWARTZ

/s/ James Rothman
JAMES ROTHMAN

/s/ Joe Pimbley
JOE PIMBLEY

/s/ Ruben Selles
RUBEN SELLES

/s/ Brad Larson
BRAD LARSON

/s/ Lisa Mumford
LISA MUMFORD

/s/ Nora Dahlman
NORA DAHLMAN

/s/ Doug Jacobs
DOUG JACOBS

/s/ Adam Willkomm
ADAM WILLKOMM

/s/ Bill Lacy
BILL LACY

/s/ Vincent Ingato
VINCENT INGATO

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

1